FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

30 September 2004

Commission File Number 000-02404

BALTIMORE TECHNOLOGIES PLC
(Registrant's name)

Baltimore Technologies plc, Innovation House, Mark Road
Hemel Hempstead, Herts, HP2 7DN, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

EXHIBIT INDEX

Interim results for the 6 months ended 30 June 2004

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28 SEPTEMBER 2004

BALTIMORE TECHNOLOGIES PLC
(Ticker: Reuters BLM.L or Bloomberg: BLM LN)

Interim results for the 6 months ended 30 June 2004

The Board of Baltimore Technologies Plc ("Baltimore" or "the Company") announces its unaudited interim results for the 6 months ended 30 June 2004.

SUMMARY

•	On 6 July 2004 a new board of directors was appointed under the chairmanship of David Buchler. None of these directors held any position with the Company during the period of these results.

•	Since the period end, the Company has been served with a claim by Earthport plc ("Earthport") of £4.5 million for breach of contract plus damages, including loss of profits, estimated by Earthport at £9.5 million. A provision of £750,000 has been made for legal costs to take the case to trial.

•	During the six months the Company incurred expenditure of £8.6 million (£1.4 million per month), including £1.0 million incurred by the previous board to defend their removal. Cash burn, whilst significantly reduced, is still running at the unsustainable level of £350,000 per month. The new Board is engaged in a comprehensive exercise to address and resolve all legacy issues.

•	Provisions for leasehold properties have been increased to £6.6 million from £5.3 million as at 31 December 2003.

•	In March 2004, as previously reported, the Company sold its remaining stake in Baltimore Japan for £2.25 million cash.

•	In June 2004, as previously reported, the Company sold certain tax losses for £1.6 million after expenses. The Board is currently reviewing all the options to maximise the value of the remaining tax losses.

•	The Board is reviewing the need for a stock exchange listing given that any meaningful acquisition will require an application for listing of the combined entities.

•	The Board has retained the law firm, Herbert Smith to advise on the termination of its American Depositary Share programme.

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--ENDS--

Enquiries:

Baltimore Technologies Plc
David Buchler, Chairman	Tel : 020 7647 9903
Naomi Delaney, PR	Tel : 07973 563505

Baltimore's interim results 2004 will not be posted to shareholders but will be published in the Business section of the Independent newspaper, on Thursday 30th September 2004.

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CHAIRMAN'S STATEMENT

At the AGM on 6 July 2004 the Company's entire board of directors was removed. A new board of directors was appointed consisting of myself as Chairman, Duncan Soukup, Tim Lovell, George Wardale and Robin Williams.

The new Board is in the unusual position of reporting results for a period during which none of them acted as directors, officers or in any other capacity on behalf of the Company.

As previously reported in the 2003 Annual report, the Company sold its last remaining operating businesses in 2003 and therefore there were no operating activities in the period. The six months were characterised by a great deal of activity and expense by the previous directors and their advisers both defending their board positions and initiating a now defunct business plan in the field of ‘clean energy'.

The new Board took office clearly stating that it would not be making any definitive statements to shareholders about specific acquisition targets until it knew the Company's true financial position. The subsequent claim from Earthport justifies this caution.

The Company will continue its current approach which is to:

•	resolve all significant legacy issues
•	maximise the realisation of the company's tax assets
•	reduce the rate of cash burn to maximise cash available for future deployment
•	review appropriate business opportunities to enhance shareholder value

Ongoing investigation
Upon taking office, your board commenced an extensive investigation into the affairs of the Company to establish the value and extent of its remaining assets and liabilities. The main areas of uncertainty are:

•	litigation
•	the extent of property lease liabilities and exit options
•	the value and crystallisation of remaining assets

Expenditure
The Company incurred administrative expenses of £8.6 million during the six months period authorised by the previous board, which includes the pursuit of a ‘clean energy' strategy and directors' compensation. £1.0 million related to costs incurred by the previous board to defend their removal.

Property
The Company has a number of leasehold properties which are either vacant or sub-let on terms that do not match the Company's head leases. The Company has appointed a property consultant to advise on this situation. Provisions for leasehold properties have been increased to £6.6 million from £5.3 million as at 31 December 2003 to reflect a consistent treatment of all property leases and the current softness in property markets. The Company also owns a freehold property against which a further provision has been made due to the continued softness in the commercial property market.

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Sale of remaining stake in Baltimore Japan
On 15 March 2004 the Company announced that it had reached agreement with beTRUSTed to sell its remaining stake in Baltimore Japan for £2.25 million cash, the proceeds of which would be used for general corporate purposes. The sale was completed on 30 March 2004.

Tax losses
On 26 May 2004 the Company announced the sale of £330 million of realised (*see note) but unrecognised capital losses through the disposal of Baltimore Technologies Investments Limited (BTIL) for £1.6 million in cash after expenses.

The Company's capital losses are subject to numerous uncertainties and whilst the Board believes that whilst they may have significant potential value it may be impossible to realise any cash at all.

*Note: Realised capital losses are those that have crystallised for Capital Gains Tax purposes because of an asset sale or other deemed disposal under the capital gains tax legislation. Following the sale of BTIL, the Company has further realised capital losses of £213 million and estimated unrealised capital losses of £1.2 billion.

Taxation
No provisions for taxes were made for the year ended 31 December 2003. The Directors have reviewed the tax position and as a result have now provided £0.8 million for foreign taxes on transactions in foreign subsidiaries undertaken prior to 31 December 2003.

Litigation
Earthport
The Company received a claim from Earthport plc on 23 July seeking £4.5 million for breach of contract relating to agreements entered into during 2001, plus damages, including £9.5 million for loss of profits, plus interest and costs. The previous board had been aware of a potential claim since late April 2004. The new Board has appointed Herbert Smith to advise on the merits of the case. A provision of £750,000 has been made for the unrecoverable portion of legal costs to take the case to trial.

Alleged patent infringement
In July 2003 the Company received a letter from a Danish company claiming a possible patent right infringement. There has been no communication with this company since October 2003. However, the Company is closely monitoring the progress of the Danish company's patent application with the European Patent Office which in the first instance was unsuccessful.

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Other threatened litigation
In September 2004 the Company received a letter before action from a third party for breach of contract under a sale agreement entered into in September 2003. The Board considers this claim to be in response to a claim for unpaid invoices made by the Company and a settlement of all claims is expected to be reached.

The Company is aware that there are some outstanding licence fees owed to a third party which are being reviewed. A provision of £124,000 has been made.

Directors remuneration
Directors' remuneration
The Remuneration Committee has agreed the following director's fees and salaries, which may be augmented by specific additional Board committee or subsidiary company responsibility:

£
David Buchler (Chairman)	40,000
Duncan Soukup (Chief Executive)	30,000
Tim Lovell (Finance Director)	130,000
Robin Williams (Non Executive Director)	30,000
George Wardale (Non Executive Director)	30,000

Stock exchange listing
The Company currently has a full listing on the London Stock Exchange with significant associated costs. In the event that the Company finds a meaningful acquisition it will be required to issue a Class 1 circular and make a new application for listing whether currently listed or not. Accordingly the Board is reviewing the need for a listing at the present time in the light of its wish to reduce costs.and maximise its assets.

American Depositary Share ("ADS") programme.
The new Board is reviewing the termination of the Company's ADS programme in an effort to further eliminate costs. The Company's objective is to terminate this programme and remove the requirement to file reports with the SEC and avoid the need for the preparation and audit of US GAAP accounts, hiring of US counsel and the very significant associated costs.

David Buchler
Chairman

Certain statements that are not historical facts including certain statements made over the course of this document may be forward looking in nature. We have based these forward-looking statements on our current expectations and projections about future events. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements contained in or implied by such forward looking statements. There can be no assurance that actual results, performance and achievements of Baltimore will not differ materially from that expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of Baltimore, including the ability of Baltimore's new Board of Directors and senior management to resolve significant legacy issues and identify and implement successfully business opportunities and strategies that will enhance shareholder value; Baltimore's ability to retain members of its senior management and other key personnel; Baltimore's ability to maximise the disposal value of its non-cash assets and minimize its liabilities; Baltimore's ability to obtain financing on favorable terms, if at all; the fact that Baltimore's historical performance and operating results are not indicative of future performance; Baltimore's ability to transition the company into an operating business and its ability to manage growth effectively and general economic conditions, as well as all the risks discussed in "Risks Related to Our Business" and “Risks Related to Ownership of Ordinary Shares and American Depositary Shares” included below. You should understand that a number of important factors could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

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Unaudited interim condensed consolidated profit and loss account

All results are derived from discontinued activities
	Six months to	Six months to
	30 June	30 June
	2004	2003
	£'000	£'000

Revenue	902	9,660
Cost of Sales	(444)	(4,539)
Gross profit	458	5,121

Administrative expenses	(8,639)	(11,088)
Exceptional items	0	(4,000)
Total administrative expenses	(8,639)	(15,088)

Operating loss	(8,181)	(9,967)

Profit on sale of businesses and investments	1,834	0
Interest receivable and similar income	172	1,069
Interest payable and similar charges	(35)	(101)

Loss on ordinary activities before tax	(6,210)	(8,999)

Tax on loss on ordinary activities	(738)	(309)

Loss on ordinary activities after tax	(6,948)	(9,308)

Loss for the period retained
for equity shareholders	(6,948)	(9,308)

Loss per share	Pence	Pence
Basic and diluted	(13.8)	(18.8)
Before exceptional
items and dividends
(basic & diluted)	(13.8)	(10.7)

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Unaudited interim condensed consolidated balance sheet
	Six months to 30 June	12 months to 31 Dec	Six months to 30 June
	2004	2003	2003
	£'000	£'000	£'000

Fixed assets
Intangibles	0	0	2,267
Freehold property	1,000	1,582	1,600
Other tangible fixed assets	2	15	4,573
Investments	0	2,088	2,000
	1,002	3,685	10,440

Current assets
Debtors	1,246	2,187	6,462
Restricted cash at bank	3,351	3,476	3,460
Cash at bank	23,461	24,675	14,638
	28,058	30,338	24,560

Creditors (including convertible debt): amounts falling due within one year

Loan Notes	(174)	(174)	(1,729)
Trade and other creditors and accruals	(5,745)	(6,620)	(24,982)

Net current assets (liabilities)	22,139	23,544	(2,151)

Total assets less current liabilities	23,141	27,229	8,289

Creditors (including convertible debt): amounts
falling due after more than one year	0	0	(116)
Provisions for liabilities and charges and property rentals	(6,639)	(4,679)	(3,235)

Net assets	16,502	22,550	4,938

Capital and reserves
Called up share capital	538	538	538
Share premium account	376,054	376,054	376,486
Merger reserve	0	0	609,409
Other Reserves	(360,090)	(354,042)	(981,495)

	16,502	22,550	4,938

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Unaudited interim condensed consolidated cash flow statement
		Six months to 30 June	Year to 31 Dec	Six months to 30 June
		2004	2003	2003
	Notes	£'000	£'000	£'000

Net cash flow from operating activities	7a	(5,919)	(12,357)	(3,492)
Returns on investments and servicing of finance		349	675	138
Taxation		121	(23)	19
Capital expenditure and financial investments		2,291	4,460	(29)
Acquisitions and disposals		1,629	15,656	0

Net cash flow before financing		(1,529)	8,411	(3,364)

Financing
Issue of ordinary shares		0	104	0
Repayment of convertible loan notes		0	(1,339)	0
Decrease in debt		0	(384)	(122)

(Decrease)/increase in cash in the period		(1,529)	6,792	(3,486)

Unaudited interim reconciliation of net cash flow to movement in net funds/(debt)
	Six months to 30 June	Year to 31 Dec	Six months to 30 June
	2004	2003	2003
	£'000	£'000	£'000

Increase/(Decrease) in cash in period	(1,529)	6,792	(3,486)
Cash flow from decrease in debt and lease repayments	0	384	122
Change in net funds resulting from cash flows	(1,529)	7,176	(3,364)
Exchange differences	315	(6)	241
Conversion redeemable loan notes	0	1,555	0
Movement of net funds in period	(1,214)	8,725	(3,123)
Net funds at beginning of period	24,501	15,776	15,776
Net funds at period end	23,287	24,501	12,653

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7a RECONCILIATION OF OPERATING LOSS TO NET CASH FLOW FROM OPERATING ACTIVITIES
	Six months to 30 June	Six months to 30 June
	2004	2003
	£'000	£'000

Operating loss	(8,181)	(9,967)
Amortisation of goodwill and intangible assets	0	2,315
Depreciation of tangible fixed assets	17	1,447
Impairment on investment	0	4,000
Impairment on freehold property	581	0
Write-down of EBT reserve	3	0
Unrealised trading losses	179	0
Charge in relation to share related awards	0	10
Decrease/(increase) in stock	0	18
Increase in provisions	2,041	0
Decrease in debtors	1,033	5,730
Decrease in creditors	(1,592)	(7,045)

Net cash outflow from operating activities	(5,919)	(3,492)

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7b ANALYSIS OF AMOUNTS NETTED ON THE CASH FLOW STATEMENT
	Six months to 30 June	Six months to 30 June
	2004	2003
	£'000	£'000

Returns on investments and servicing of finance
Interest received	363	391
Interest paid on bank loans, overdrafts and all other loans	(14)	(253)

Net cash inflow from returns on investments & servicing of finance	349	138

Capital expenditure and financial investments
Purchase of tangible fixed assets	(2)	(22)
Sale of tangible fixed assets	0	(7)
Sale of investments	2,293	0
Net cash inflow for capital expenditure & financial investments	2,291	(29)

Disposals/(Acquisitions)
Disposal of trade and assets/subsidiary undertakings	2,001	0
Expenses on disposal of trade and assets/subsidiary undertakings	(372)	0
Net cash inflow from disposals/acquisitions	1,629	0

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In this Interim Results for the six months ended 30 June 2004 ("Interim Results"), we refer to Baltimore Technologies plc and its subsidiaries as "we," "us," "our company," or "Baltimore." We refer to our subsidiaries collectively as "Subsidiaries".

Risks related to our business

Our recently appointed Board of Directors may be unable to identify and evaluate successfully our past transactions and affairs, which could adversely affect our ability to acquire a new business and enable us to continue as a going concern.
Immediately prior to Baltimore's Annual General Meeting of Shareholders ("Annual Meeting") on 5 July 2005, the Board of Directors consisted of Bijan Khezri, Alfredo Goyanes, Denis Kelly, Andrew Hunt and John Uttley. In addition, David Weaver, John Huston, George Powlick, and Simon Enoch all served as directors of Baltimore since 1 January 2004 and either resigned or retired prior to the 5 July 2004 Annual Meeting. At the Annual Meeting, each of the persons serving as a director was removed and on 6 July 2004, David Buchler, Duncan Soukup, Tim Lovell, Robin Williams, and George Wardale were appointed as directors. Prior to that none of the new directors had acted in any capacity for Baltimore. The new Board of Directors has commenced an extensive investigation into all the affairs of Baltimore. This investigation has not concluded. We cannot give you any assurance that the new Board of Directors will be successful in their investigation of Baltimore's past activities.

Our recently appointed senior management may be unable to resolve our significant legacy issues, maximise the realisation of our tax assets or identify or implement successfully appropriate business opportunities, which may fail to protect or enhance shareholder value or allow us to continue as a going concern.
Following the Annual Meeting, all officers making up our senior management were replaced in their entirety. David Buchler was appointed Chairman, Duncan Soukup was appointed Chief Executive Officer and Tim Lovell was appointed Finance Director. Prior to that none of the new officers had acted in any capacity for Baltimore. Although it is expected that senior management will work diligently in investigating Baltimore's past activities, resolving all significant legacy issues, maximising the realisation of Baltimore's tax assets and reviewing appropriate business opportunities to enhance shareholder value, we cannot assure you that senior management will be successful in doing any of these activities, or even if they are successful that Baltimore's stock price will appreciate.

Following the sale of our operating businesses and the election of an entirely new Board of Directors, our business strategy has undergone significant changes and the amounts of our remaining assets and liabilities are uncertain.
During 2002 and 2003, Baltimore divested itself of all of its operating businesses. On 31 January 2004, the previous Board of Directors announced a new business strategy to engage in the business of clean energy. This strategy was subsequently aborted on 2 June 2004 when the previous Board of Directors announced plans for a capital reduction in order to pay a special dividend to shareholders. The proposed capital reduction required approval by a special resolution of the shareholders at the Annual Meeting on 5 July 2004. The special resolution was not carried at the Annual Meeting and the plans for the capital reduction and special dividend payment were abandoned. Following the Annual Meeting on 5 July 2004, the new Board of Directors was appointed and commenced an extensive investigation into all the past affairs of Baltimore with the objective of establishing the value and extent of our remaining assets and liabilities. This investigation is still underway. The main areas of uncertainty are claims arising from our past operating activities; the extent of lease liabilities and exit options; and the value of our remaining assets. We cannot give you any assurance that the new Board of Directors will be able to meet its objectives through its investigation of all the past affairs of Baltimore, that the liabilities discovered will not be greater than those known or that the remaining assets will not have a lower value than currently anticipated.

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The loss of our personnel, or the inability to attract and retain new employees, could adversely affect our results of operations and our business.
Baltimore depends on its senior management team and directors for its ability to operate. Baltimore's ability to conduct an extensive investigation into all of its past affairs with the objective of establishing the value and extent of its remaining assets and liabilities, implement new business strategies and make acquisitions will depend upon the efforts of these individuals. We currently do not maintain key man life insurance for any of our officers or key employees. No member of management has yet entered into an employment agreement with us and there is no agreement with the members of the new Board of Directors for them to continue serving Baltimore. The loss of the services of any member of our senior management team or directors could have a material adverse effect on Baltimore's business objectives. In addition, Baltimore may need to attract and retain new talented employees to implement new business strategies and make acquisitions. The loss of key personnel, or the inability to attract and retain any additional employees, could adversely affect our results of operations and our business, which may in turn cause our stock price to fall.

We may not be able to maximise the disposal value of our non-cash assets and minimise our liabilities and thereafter deploy our cash resources profitably, which could materially harm our business.
The success of our business will depend upon our ability to effect each of the following:

•	Selling our office building.
We currently own one office building located in Hemel Hempstead, United Kingdom. Although we intend to dispose of this building we have not yet entered into a binding commitment to sell the building. There can be no assurance that we will be able to sell the building on a timely basis or at all, or at prices equal to or in excess of the amount paid for the building or even at our or another person's estimate of the current market price for the building.

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•	Surrendering or assigning our property leases.
We currently are seeking to assign, sublet or surrender four leases for properties in Theale, UK, Dublin, Ireland, Toronto, Canada and Sydney, Australia. Although we intend to assign, sublet or surrender each of these leases, we have not yet entered into any binding commitments to assign, sublet or surrender any of these leases. There can be no assurance that we will be able to assign, sublet or surrender any of these leases on a timely basis or at all, or at prices equal to or in excess of the prices at which these leases were entered into or even at our or another person's estimates of current market prices for these leases.

•	Concluding outstanding litigation.
We currently are engaged in a lawsuit with Earthport plc. Following Earthport Plc's press announcement on 22 July 2004, we received a claim from Earthport on 23 July seeking £4.5 million for breach of contract relating to agreements entered into during 2001, plus damages, including £9.5 million for loss of profits, plus interest and costs. We first received written notice of a claim in April 2004, prior to the appointment of the new Board of Directors. On 27 August we received the particulars of claim. The board has appointed counsel to act for us and the merits of the case are still being assessed. A provision of £750,000 has been made for the unrecoverable portion of legal costs to take the case to trial.

In July 2003, Baltimore received a letter from a Danish company claiming a possible patent right infringement. There has been no communication with this company since October 2003. However, we are closely monitoring the progress of the Danish company's patent application with the European Patent Office, which in the first instance was unsuccessful.

In September 2004, Baltimore received a letter before action from a third party for breach of contract under a sale agreement entered into in September 2003. The board considers this claim to be in response to a claim for unpaid invoices made by Baltimore and a settlement of all claims is expected to be reached. We are aware that there are some outstanding license fees owed to a third party which are being reviewed. A provision of has been made which the board considers to be sufficient.

We cannot give you any assurance that we will be able to conclude any of these claims on a timely basis or that the cost of these claims will not be material in terms of legal and other expert fees or monetary settlements. In addition, we cannot assure you that the claims will not be a distraction to management that prevents management from performing the other tasks necessary to make the business a success.

•	Reducing the rate we spend cash.
During the first six months of 2004, Baltimore incurred expenditure of £8.6 million (£1.4 million per month), including £1.0 million incurred by the previous board to defend their removal. Although the new Board has reduced the rate of cash spending to approximately £350,000 per month, this level of spending for a company with no operations is still too high. There can be no assurance that the new Board will be able to further reduce the rate of spending cash. Failure to reduce the rate that Baltimore spends its cash may have an adverse effect on Baltimore's financial condition, ability to acquire an operating business and stock price.

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•	Either selling or using our tax losses.
We have unrealised, unrecognised capital losses. The unrecognised tax assets are subject to numerous uncertainties and it may never be possible to predict to what extent, if at all, they may be monetised or utilised. Although we intend to sell or use these tax losses, we have not yet entered into any binding commitments to sell the losses and we currently have no income to offset against these losses. If we are unable to sell the losses and are unable to generate income to offset against the losses, the losses will have no value to us. We cannot assure you that we will be able to sell the losses on a timely basis or at all, or at prices which we or other persons estimate to be fair. In addition, we cannot assure you that we will ever generate income to offset against the losses.

The capital losses are inherent capital losses that have not yet been crystallised for tax purposes. Not all unrealised capital losses may be allowable losses if crystallised currently because of the operation of the applicable legislation that provides a tax exemption for disposals of substantial shareholdings in trading companies. Under that legislation, as currently enacted, such losses may become allowable if crystallised at some future time. Our Directors estimate that we had unrealised and unrecognised capital losses amounting to £1.2 billion, as of the date of this Interim Results. These losses would not ordinarily become available to us until approximately December 2005. Tax legislation is subject to constant changes and we cannot assure you that the rules governing the use and disposal of unrealised capital losses will not change to such an extent that we will be unable to realise any value from their disposal or use.

•	Finding profitable use for our cash resources
Although we consider possible uses of cash resources in the ordinary course of business, as of the date of this Interim Results, we have not performed any due diligence on a particular opportunity and we have no binding agreement with respect to purchasing any material assets or business with any third party.

If Baltimore is unable to effectively and timely accomplish each of these six activities, our business, results of operations and financial condition may be materially and adversely affected and our stock price may decline and we may be unable to continue as a going concern.

Current shareholders may be diluted upon acquisition of a strategic target or upon a capital increase.
Baltimore is currently authorised to issue up to an additional 26,169,695 ordinary shares representing 48.6% of the current issued share capital. Baltimore has no commitments as of this date to issue any of these shares. To the extent that Baltimore issues additional shares or securities convertible into shares, current holders of its shares would experience dilution of their respective ownership interests. Furthermore, the issuance of a substantial number of shares, or securities convertible into a substantial number of shares, may adversely affect any prevailing market prices for Baltimore's shares and could impair its ability to raise additional capital in the future through the sale of its equity securities. Additionally, if Baltimore issues a substantial number of shares, or securities convertible into a substantial number of shares, a change in control may occur. A change of control may entail changes to Baltimore's management or Board of Directors. There can be no assurance that such a change would not adversely affect Baltimore's business or share price.

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If we are unable to obtain adequate financing to acquire an operating business, our future revenues, operating results and financial condition may be materially adversely affected.
As of 30 June 2004, we had cash and short term investments of approximately £23.5 million. In order to acquire an operating business, we may require external financing, including bank or non-bank debt. There can be no assurance that additional financing will be available on terms acceptable to us, or at all. If we cannot obtain sufficient financing, our future revenues, operating results and financial condition may be materially adversely affected.

Our historical financial performance and operating results are no basis for evaluating our prospects.
Our company is currently a shell company with tax assets, cash and liabilities but no operating business. Accordingly, our past historical financial performance and operating results relate to our previous operating businesses and are not meaningful to our success in the future. Therefore, you should not rely upon them as an indication of our future performance.

If Baltimore's management is unable to effectively deploy its assets and other resources, it may be unable to continue as a going concern.
Baltimore's financial statements have been prepared assuming that it will continue as a going concern. As it has now divested its operating businesses, Baltimore has limited resources and no revenues from operations. Baltimore's ability to continue as a going concern depends on being able to profitably deploy its cash and other resources. There can be no assurance that Baltimore's management will be able to profitably deploy its assets or other resources.

If Baltimore is unable to acquire a new operating business, or if any new business it acquires fails to achieve or sustain profitability, it may be unable to continue as a going concern.
Baltimore has experienced substantial net losses in its past (£19.1 million operating loss for year ended 31 December 2003; £58.8 million for year ended 31 December 2002; £663.9 million for year ended 31 December 2001). Baltimore has now disposed of all its operations and will not make any revenues unless it acquires a new business. Even if it does acquire a new business, there can be no assurance that Baltimore will achieve or sustain profitability from the operations of any new business it acquires.

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We may not be able to manage our growth effectively.
Significant additional growth will be necessary for Baltimore to achieve its plan of operation. The transition from a company with no operating business to a company with an operating business will place a significant strain on our managerial, operational, and financial resources. Failure to manage our growth effectively could have a material adverse effect on our business, results of operations, financial condition and share price.

We are effectively controlled by a single shareholder.
Currently, one shareholder beneficially owns approximately 26.2% of the outstanding ordinary shares. As a result, this shareholder effectively has the ability to control substantially all matters submitted to our stockholders for approval and to control our management and affairs. This shareholder may vote its shares in a way with which you do not agree, and this concentration of ownership could adversely affect the trading volume and market price of our stock or prevent a change of control that otherwise could be beneficial to our shareholders.

Baltimore may be deemed to be an investment company.
During 2002 and 2003, Baltimore entered into a number of transactions pursuant to which it divested itself of its operating businesses. On 2 December 2003, Baltimore completed the sale of its core operating business and since that date has had no operating business. Baltimore's principal activities currently involve an extensive investigation into all its past affairs with the objective of establishing the value and extent of its remaining assets and liabilities, and thereafter to profitably deploy its cash resources. Baltimore's principal assets are cash. If it invests in investment assets that are not cash, U.S. government securities or other permissible investments, Baltimore could be deemed to be an investment company as defined in the U.S. Investment Company Act of 1940. Baltimore believes that its anticipated principal activities will not cause it to be deemed an investment company. Nevertheless, there can be no assurance that Baltimore will not be deemed to be an investment company, particularly during the period prior to deployment of its cash resources. If Baltimore is deemed to be an investment company, there could be material adverse consequences to it, including restrictions on some of its activities and the requirement to register under the Investment Company Act.

We do not anticipate paying dividends in the foreseeable future.
We do not pay dividends on the ordinary shares and do not anticipate paying such dividends in the foreseeable future.

Risks relating to ownership of ordinary shares and American Depositary Shares ("Depositary Shares")

Baltimore intends to terminate its Depositary Share program and, if SEC rules permit, cease filing periodic reports with the SEC. If it does so, holders of Depositary Shares will receive either cash or ordinary shares in exchange for their Depositary Shares.
The costs of maintaining a listing of Baltimore's ordinary shares on the London Stock Exchange and maintaining the Depositary Shares program in the United States, including the cost of preparing accounts in accordance with two separate bodies of accounting principles, hiring separate counsel to advise Baltimore on the obligations in each jurisdiction, filing appropriate reports and accounts, and other related costs, are extensive in comparison to Baltimore's size. Thus, Baltimore has been making significant efforts to reduce these costs wherever possible. As a part of these efforts, on 30 September 2001, Baltimore de-listed its Depositary Shares from trading on the NASDAQ National Market. Since that date, the Depositary Shares have been quoted on the Over-the-Counter Bulletin Board. Baltimore is pursuing terminating the Depositary Shares program in an effort to further reduce or eliminate unnecessary costs.

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If Baltimore terminates the Depositary Share program, holders of Depositary Shares will have the option of receiving, from JPMorgan Chase Bank, the depositary bank holding the ordinary shares underlying the Depositary Shares, the number of ordinary shares represented by your holdings of Depositary Shares. It is expected that holders of Depositary Shares will have this option for a period of 30 days commencing upon distribution of notice that the Depositary Share programme will be terminated. Baltimore will instruct the depositary bank to sell any ordinary shares not so exchanged following the end of the period in the open market and distribute the proceeds of sale to the holder of Depositary Shares representing the ordinary shares sold. Thus, if by the end of the period you have not exchanged your Depositary Shares for shares, thereafter you will receive a pro-rata distribution of the proceeds of the sale of the ordinary shares underlying the Depositary Shares. The depositary bank will be under no obligation to seek any particular price or the best possible price for the shares, and there can be no assurance that the depositary bank will be able to sell the shares at a favourable price.

Ordinary shares distributed in exchange for Depositary Shares will not be quoted on the Over the Counter Bulletin Board. Thus, if you elect to receive ordinary shares in exchange for your Depositary Shares, the shares will only be tradable on the London Stock Exchange (or on another stock exchange or market in the event that Baltimore moves the listing of its ordinary shares or the shares will not be generally tradable if Baltimore has no listing). In addition, as a result of the termination of the Depositary Share program, the number of holders of ordinary shares resident in the United States may decrease to such a level that Baltimore will no longer be required to file its annual and other reports with the SEC. In this case, Baltimore intends to apply to the SEC to be permitted to cease filing such reports. As a result, public information related to Baltimore's business, capitalisation, cash flows, net income and results of operations may not be readily available to US holders of the ordinary shares or to other investors in the United States. The absence of a trading market in the United States and the lack of available information about Baltimore may affect the liquidity and trading prices of the ordinary shares. Even if Baltimore is not permitted to cease filing reports with the SEC, the termination of the Depositary Share program may decrease the volume of shares traded in the United States and increase the volatility of share prices obtainable in the United States for ordinary shares.

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Baltimore may seek to move its listing to another stock exchange or terminate its listing altogether.
Baltimore currently has a full listing on the London Stock Exchange (LSE). There are other stock exchanges better suited to smaller companies, such as The Alternative Investment Market (AIM) of the LSE or the OFEX market operated by OFEX Plc. There are significant additional costs associated with a full listing on LSE and therefore Baltimore will continue to review the need for a full listing in the light of its desire to reduce costs. In addition, Baltimore is investigating the need for any listing at the present time. We cannot assure you that moving its share listing to another market or not being listed will not cause the price of Baltimore shares or Depositary Shares to decline. In addition, if Baltimore terminates its listing altogether, it may be difficult or impossible to sell your shares or Depositary Shares

The price of Baltimore's shares and Depositary Shares may be volatile and may decrease significantly below the purchase price paid by a holder.
The market price of Baltimore's shares, as quoted on the London Stock Exchange, has been highly volatile since it listed its shares on the London Stock Exchange Alternative Investment Market in September 1995. The market price of Baltimore's shares and Depositary Shares is likely to remain highly volatile. In addition to general factors, such as macroeconomic developments in the United Kingdom and globally, the following specific factors may have a significant effect on the market price of Baltimore's shares and Depositary Shares:

•	the outcome of litigation
•	the sale of tax losses
•	the surrender, assignment or sublet of property leases
•	move of listing to another stock exchange

As a result, holders may not be able to resell their shares or Depositary Shares at or above their purchase prices. In addition, Baltimore's Depositary Shares have been delisted from the Nasdaq National Market. The Depositary Shares are now traded on the Over-the-Counter Bulletin Board and are thus less liquid than when they were listed on the Nasdaq National Market. The holders of Baltimore's Depositary Shares may find it more difficult to obtain current quotations concerning the market value of the Depositary Shares, and may also experience higher prices when attempting to buy or lower prices when attempting to sell the Depositary Shares than when they were quoted on the Nasdaq National Market.

There may be less access to information about Baltimore and less opportunity to exercise rights as a shareholder for a person holding ordinary shares through Depositary Shares.
Baltimore, as a public limited company incorporated under the laws of England and Wales, is subject to the Companies Act and to our charter documents, which are known in the United Kingdom as the Memorandum and Articles of Association. The rights of a person who holds ordinary shares through Depositary Shares are subject to an agreement between Baltimore and the depositary bank known as the deposit agreement. The rights of a holder of Depositary Shares differ in various ways from a shareholder's rights, and may be affected in other ways, including:

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•	holders of Depositary Shares may not be entitled to vote;
•	holders of Depositary Shares may not be able to participate in rights offerings, open offers or dividend alternatives;
•	holders of Depositary Shares may not receive copies of reports and may have to go to the office of the depositary bank to inspect any reports issued;
•	the deposit agreement may be amended by Baltimore and the depositary bank, or may be terminated by Baltimore or the depositary, in a manner that could prejudice his rights without the holder's consent; and
•	the deposit agreement limits Baltimore's obligations and liabilities and those of the depositary bank.

Baltimore may become a passive foreign investment company (PFIC) for US federal income tax purposes, which could result in negative tax consequences to holders of shares or Depositary Shares.
Holders that are United States taxpayers should consider that we could be considered to be a "passive foreign investment company" ("PFIC") for federal income tax purposes. If we were deemed to be a PFIC, then a United States taxpayer who disposes or is deemed to dispose of our shares at a gain, or who received a so-called "excess distribution" on the shares, generally would be required to treat such gain or excess distribution as ordinary income and pay an interest charge on a portion of the gain or distribution unless the taxpayer makes a timely qualified electing fund election (a "QEF" election). A United States taxpayer who makes a QEF election generally must report on a current basis his or her share of any of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not we distribute those earnings. Special estate tax rules could be applicable to our shares if we are classified as a PFIC for income tax purposes.

The market price of the Depositary Shares may decline or the value of Ordinary Shares in US dollars may decline if the value of the British pound falls against the US dollar.
Fluctuations in the exchange rate between the British pound and the US dollar are likely to affect the market price of Depositary Shares or the value of ordinary shares in US dollars. For example, because Baltimore's financial statements are reported in British pounds, if the value of the British pound falls against the US dollar, Baltimore's earnings per share in US dollars will be reduced. This may adversely affect the price at which the Depositary Shares trade on US securities markets or the value of ordinary shares in US dollars.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baltimore Technologies plc

By:	/s/Tim Lovell
Name:	Tim Lovell
Title:	Finance Director

Date: 30 September 2004

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